# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: YY Group Holding Limited, CIK 0001985337
CUSIP: G9888Q129
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 Paya Lebar Road, #09-13/14/15/16/17,, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0002148796
Persons authorized to receive notices and communications: Yinan Ren, BLK 207A WOODLEIGH LINK #08-209, SINGAPORE, Singapore (U0), 361207, 65 8982 2110

## Reporting persons
- Yinan Ren (CIK 0002148796): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 3,787,379; shared voting power 0; sole dispositive power 3,787,379; shared dispositive power 0; aggregate amount beneficially owned 3,787,379 (29.5% of the class)
  Comment: (1) 3,787,379 shares of Class A ordinary shares of the Issuer issued to the Reporting Person on August 3, 2026, pursuant to the Sale and Purchase Agreement dated August 3, 2026, between the Reporting Person, as Vendor, and the Issuer, as Purchaser, in satisfaction of Singapore Dollar 3,600,000 of the purchase consideration thereunder, as further detailed in Item 3 below.
  
  (2) Based upon 12,836,734 shares of Class A ordinary shares of the Issuer currently issued and outstanding, as stated in the Company's shareholder list as of August 11, 2026 on August 26, 2025, provided by TranShare Corp, the Company's Transfer Agent.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YY Group Holding Limited
Address of issuer's principal executive offices: 60 Paya Lebar Road, #09-13/14/15/16/17,, Paya Lebar Square, SINGAPORE, Singapore (U0), 409051
Comment:
Explanatory Note

This Schedule 13D, filed with the U.S. Securities and Exchange Commission on August 12, 2026, is being filed pursuant to the Sale and Purchase Agreement dated August 3, 2026, between the Reporting Person, as Vendor, and the Issuer, as Purchaser, in satisfaction of Singapore Dollar 3,600,000 of the purchase consideration thereunder. Due to ownership exceeding twenty percent because of the Sale and Purchase Agreement, the Reporting Person is filing this initial Schedule 13D in accordance with ss. 240.13d-1(a) of the Securities Exchange Act of 1934.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Yinan Ren (the "Reporting Person").
Residence or business address:
The principal place of business and office for the Reporting Person is located at BLK 207A WOODLEIGH LINK #08-209
SINGAPORE 361207.
Present principal occupation or employment: The Reporting Person is self-employed as an entrepreneur and investor.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 3, 2026, the Reporting Person, as Vendor, and the Issuer, as Purchaser, entered into a Sale and Purchase Agreement (the "Agreement") relating to the sale and purchase of 66,500 ordinary shares, representing ninety-five percent (95%) of the issued and paid-up share capital of Xtreme Solution Pte. Ltd., a company incorporated in Singapore (the "Target").

The aggregate consideration payable to the Reporting Person under the Agreement is Singapore $4,500,000, of which S$900,000 is payable in cash and S$3,600,000 is to be satisfied by the allotment and issue of Class A ordinary shares of the Issuer. In satisfaction of the S$3,600,000 share portion of the consideration, the Issuer allotted and issued 3,787,379 Class A ordinary shares to the Reporting Person on August 3, 2026, at an issue price of S$0.9505 per share. The number of shares was determined by dividing S$3,600,000 by the issue price and rounding down to the nearest whole share.

As of the filing of this Schedule 13D, other than the information disclosed herein, the Reporting Person has not effected any transactions in the Issuer's securities since becoming a 10% shareholder.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Class A Ordinary Shares reported herein as partial satisfaction of the consideration payable to the Reporting Person under the Agreement in respect of the sale of the Reporting Person's shares in the Target.

Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D. However, the Reporting Person reserves the right, at any time and from time to time, to review or reconsider such position and/or change such purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person intends to review from time to time its investment in the Issuer and its business affairs, financial position, performance, and other investment considerations. The Reporting Person may, from time to time, engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer, and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospectus and the Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Number of Class A Ordinary Shares beneficially owned:

Yinan Ren 3,787,379 shares

Percent of class:

Yinan Ren 29.50%

Based upon 12,836,734 shares of Class A Ordinary Shares currently issued and outstanding, as stated in the Company's shareholder list as of August 11, 2026 on August 26, 2025, provided by TranShare Corp, the Company's Transfer Agent.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Yinan Ren 3,787,379 shares

(ii) Shared power to vote or to direct the vote:

Yinan Ren 0 shares

(iii) Sole power to dispose or to direct the disposition of:

Yinan Ren 3,787,379 shares

(iv) Shared power to dispose or to direct the disposition of:

Yinan Ren 0 shares
Transactions in the class effected during the past sixty days: Except as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed below and in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) to which the Reporting Person is a party with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Sale and Purchase Agreement relating to the sale of 95% share capital of Xtreme Solution Pte.Ltd.

## Signatures
- Yinan Ren: /s/ Yinan Ren, Yinan Ren (08/12/2026)